Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries SE

ARBN 097 829 895

Appendix 4D – Half Year Ended 30 September 2011

Key Information	Half Year Ended 30 September
	2011 US$M		2010 US$M		Movement
Net Sales From Ordinary Activities		645.2		606.0	Up	6%
Profit (Loss) From Ordinary Activities After Tax Attributable to Shareholders		128.4		(318.8)	Up	—
Net Profit (Loss) Attributable to Shareholders		128.4		(318.8)	Up	—
Net Tangible Liabilities per Ordinary Share	US$	(0.77)	US$	(0.99)	Up	22%

Dividend Information

•	An interim ordinary dividend of US4.0 cents per share/CUFS is payable to share/CUFS holders on 23 January 2012.

•

Record date is 16 December 2011 to determine entitlements to the interim ordinary dividend (i.e. on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	This interim ordinary dividend and future dividends will be unfranked for Australian taxation purposes.

•	The interim ordinary dividend will be paid free of Irish 15% withholding tax to securityholders resident in a country that has a double tax treaty with Ireland, which includes Australia.

•	The Australian currency equivalent amount of the interim ordinary dividend to be paid to CUFS holders will be announced after the record date.

•	No dividend reinvestment plan is in operation for this interim ordinary dividend.

Movements in Controlled Entities during the half year ended 30 September 2011

The following entities were created during the half year ended 30 September 2011:

•	James Hardie Technology Holdings Limited

•	James Hardie New Zealand Holdings Limited

•	James Hardie Finance Holdings 1 Limited

•	James Hardie Finance Holdings 2 Limited

•	James Hardie NTL2 Limited

•	James Hardie NTL3 Limited

Review

The results and financial information included within this half year report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 2nd Quarter and Half Year Ended 30 September 2011

Contents

1.	Media Release
2.	Management’s Analysis of Results
3.	Management Presentation
4.	Consolidated Financial Statements
5.	Half-Yearly Directors Report

James Hardie Industries SE is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2011 Annual Report which can be found on the company website at www.jameshardie.com.